Exhibit 99.1

Toro Corp. Announces the Delivery of its first LPG Carrier Dream Terrax

Limassol, Cyprus, May 30, 2023 – Toro Corp. (NASDAQ: TORO) (“Toro”, or the “Company”), an international energy transportation services company, announces that on May 26, 2023, the Company took delivery of the 2020 eco design Japanese-built 5,000 cbm LPG carrier Dream Terrax, which it had agreed to acquire, as previously announced, on April 27, 2023.

The acquisition price of $19.87 million was financed in its entirety with cash on hand.

About Toro Corp.

Toro Corp. is an international energy transportation services company with a fleet of tankers and LPG carriers that carry crude oil, petroleum products and petrochemical gases worldwide.

Toro Corp. currently owns a fleet of nine vessels, with an aggregate capacity of 0.7 million dwt, consisting of one Aframax, five Aframax/LR2, two Handysize tankers and one 5,000 cbm LPG carrier. As previously announced, Toro Corp. has agreed to sell three of its Aframax/LR2 tankers and has agreed to acquire three additional LPG carriers.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: info@torocorp.com